

October 1, 2012

<u>Via E-mail</u>
Mark Sustana
General Counsel
Lennar Corporation
700 Northwest 107th Avenue
Miami, FL 33172

> **Re:** **Lennar Corporation**
> **Registration Statement on Form S-4**
> **Filed September 7, 2012**
> **File No. 333-183755**

Dear Mr. Sustana:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). *See also* Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a) and that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424. Additionally, as currently represented, the offer could

be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

3. Please have each co-registrant obtain a CIK number and file the registration statement on EDGAR. For assistance, you may contact our filer support office at (202) 551-8900.

4. Please disclose in the prospectus that any party acquiring securities in the exchange offer will acknowledge the following:

- The exchange notes to be acquired in connection with the exchange offer are being acquired in the ordinary course of business of the holder and any beneficial owner;

- The party does not have an arrangement or understanding with any person to participate in the distribution of such new notes;

- The party is not an affiliate of the issuer; and

- The party is not engaged in and does not intend to engage in a distribution of the exchange notes.

Prospectus Cover Page

5. In addition to the exchange notes at the top of the prospectus cover page, please identify that you are registering the offer and sale of the guarantees of the Series B 4.75% Senior Notes due 2017. Refer to Item 501(b)(2) of Regulation S-K.

6. Please revise the prospectus cover page to disclose the following:

- Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such new securities; and

- Broker-dealers who acquired the old securities as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

Additionally, please revise the "Sales of Series B Notes Received by Broker-Dealers" section on page 33 to be consistent with this language.

Special Note Regarding Forward-Looking Statements, page 1

7. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the Private Securities Litigation Reform Act, or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Description of the Series B Notes, page 19

8. In the second paragraph, you state that the summary of the principal terms of the Series B Notes and the Indenture under which they are to be issued is not complete and that the Indenture and the Series B Notes, not the summary, define the investors' rights as holders of the Series B Notes. Please remove these limitations as you are required to provide a materially complete description of the Series B Notes. To the extent applicable, you may incorporate the documents by reference in accordance with Rule 411(a) of Regulation C.

The Guarantees, page 20

9. In order to rely on the exceptions contained in Rule 3-10 of Regulation S-X, subsidiary guarantors must be 100% owned, and each guarantee must be full, unconditional, and joint and several with all other subsidiary guarantees. To the extent accurate, please disclose that the subsidiary guarantors are 100% owned, that the guarantees are full and unconditional subject to customary release provisions, and joint and several.

Incorporation by Reference, page 34

10. Your Form 8-K dated April 11, 2012 does not appear to have been timely filed, which may impact your ability to incorporate certain information by reference. See generally Items 10, 12, and 14 of Form S-4 and advise us as to whether you meets the requirements for incorporation by reference.

Undertakings, page II-2

11. Please remove the undertakings in paragraphs D and E, or tell us why you have included them.

Exhibits

Exhibit 5.1

12. We note the statement in the last sentence of the second paragraph. Please define the assumptions that counsel has relied upon or remove the overly broad reference to the "assumptions that are customary in opinion letters of this kind."

Exhibit 5.2

13. Please have counsel revise the opinion to include the date on which the registration statement was filed.

14. In the first paragraph, please have counsel remove "possible future" from his description of the guarantees.

15. We note the statement in the last sentence of the second paragraph. Please define the assumptions that counsel has relied upon or remove the overly broad reference to the "assumptions that are customary in opinion letters of this kind."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: David W. Bernstein (*via e-mail*)
K&L Gates LLP